[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

August 26, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TICC Capital Corp. – Form N-2 Registration Statement

Dear Sir/Madam:

On behalf of TICC Capital Corp. (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended, the Company’s universal shelf registration statement on Form N-2 (the “Registration Statement”). The applicable filing fee for the submission of the Registration Statement in the amount of $3,565 was deducted from the Company’s EDGAR account.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm